

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 3, 2009

Mr. Steven G. Rolls
Furniture Brands International, Inc.
1 North Brentwood Blvd.
St. Louis, Missouri 63105

>   **RE: Furniture Brands International, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File #1-91**

Dear Mr. Rolls:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief